Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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January 17, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street N.E.
Washington, D.C. 20549
Attn: Joshua Shainess, Special Counsel

Re:	Diana Shipping Inc. Schedule TO-I Filed January 3, 2020 File No. 005-81513
Dear Mr. Shainess:
This letter sets forth the response of Diana Shipping Inc. (the “Company”) to the comment letter dated January 10, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s tender offer statement on Schedule TO (the “Schedule TO”) that was filed via EDGAR on January 3, 2020. The Company has today filed via EDGAR this letter, together with its amended Schedule TO (the “Amendment No. 1 to Schedule TO”), which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amendment No. 1 to the Schedule TO. The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
Schedule TO-I
Cover Page
1.	In any future tender offers filed on schedule TO, please revise the cover page to check the appropriate box to designate that this transaction relates to an issuer tender offer subject to Rule 13e-4.
We confirm that the Company will, in future tender offers filed on schedule TO, check the appropriate box on the cover page to designate the transaction to which the statement relates.

U.S. Securities and Exchange Commission
January 17, 2020

General
2.
We note that this is the seventh successive tender offer conducted by the issuer since November 2018. If a series of transactions has a reasonable likelihood of producing one of the effects enumerated in Rule 13e-3(a)(3)(i), Rule 13e-3 may be implicated, and as such, a Schedule 13E-3 must be filed at the first step. Confirm your continued understanding in your response letter.

The Company confirms its understanding of Rule 13e-3 and does not believe that Rule 13e-3 is applicable to the Schedule TO or the tender offer being conducted pursuant to the Schedule TO.  As previously confirmed by the Company in its response letter to the Commission of September 12, 2019, this tender offer is not being conducted by the Company with a view to, and the Company does not have any current intention to, conduct a “going private” transaction in one or a series of transactions.
Exhibit (a)(1)(A)
Purpose of the Offer; Certain Effects of the Offer; Other Plans
3.
We note the disclosure here regarding your intention to conduct future tender offers and the factors upon which you will base that decision. We note that part of the decision would be based on the price you can obtain for a vessel in the secondhand market, which funds would be used to pay for tendered shares in future offers. Since this Offer was commenced very shortly after your last tender offer ended, what were the factors that the Board relied on to commence this Offer? Was a vessel sold to fund this Offer? Please advise us supplementally, with a view to additional revised disclosure in the offer materials.

The Company’s recent tender offers have been principally funded with the proceeds of vessel sales, which sales the Company believes are in the best interest of the Company given the current market for second hand dry bulk vessels and its long-term fleet renewal intentions. The Company did enter into an agreement for the sale of a vessel, the m/v Calipso, on December 24, 2019 and which was announced in a press release on December 27, 2019. A significant portion of the funding for this offer comes from the net proceeds from the sale of the m/v Calipso. The Company has not identified attractive capital expenditures or opportunities, including vessel acquisitions, and based on the Company expectations for shipping market conditions does not expect capital investment opportunities to materialize in the near to medium term. As a result, the Company’s Board has determined that it is in shareholders’ best interests to return capital through the repurchase of shares. Copies of two demonstrations of the correlation between vessel sales and the Company's prior tender offers since November 2018 have been provided to the Staff on a supplemental basis. The Company respectfully requests that the Staff either return to us or destroy copies of both demonstrations upon completion of its review.

Conditions of the Offer, page 10
4.
With respect to the armed hostilities condition set forth at the bottom of page 10, we note that according to news reports, on January 8, 2020, Iran launched missile attacks on one or more U.S. military bases in Iraq. Please amend the Offer materials to advise whether your “armed hostilities” condition was triggered by this event and if so, whether you are waiving that condition or asserting it to terminate the Offer.

The Company supplementally advises the Staff that the Company does not believe that the reported Iranian missile attack on U.S. military bases in Iraq triggered the armed hostilities condition, and has amended the Offer to Purchase to confirm that the condition was not triggered.

U.S. Securities and Exchange Commission
January 17, 2020

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Edward S. Horton
Edward S. Horton

cc:          Simeon Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece